Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – July to September 2021

Mumbai, October 4, 2021: Reproduced below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which is self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for July - September 2021

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL - SEPT 2020	JUL - SEPT 2021	JUL - SEPT 2020	JUL - SEPT 2021	JUL - SEPT 2020	JUL - SEPT 2021
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	34569	37463	34847	41116	82	204
UVC	NEXON	15387	29377	15513	29504	15	211
UV2	SAFARI, HARRIER, SUMO	4172	13295	4434	13313	1	35
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	311	687	716	631	0	0
V2	MAGIC, MAGIC IRIS	15	39	0	0	12	0
N1- A1	ACE, ACE EX, ACE Zip	23260	33111	22407	27122	674	1449
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	13207	16203	11772	14895	939	1893
M2- A1	Buses Fully Built, Buses Chassis	1317	538	553	826	12	8
M2- A2	Buses Fully Built, Buses Chassis	115	280	43	55	0	0
N2- A1	Tippers, Haulage	1543	2267	2271	2673	168	381
N2- A2	Tippers, Haulage	2833	3334	1602	2182	133	362
N2- A3	Tippers, Haulage	1480	1060	548	575	130	321
N2- A4	Tippers, Haulage	1522	3958	1184	4056	157	348
M3-A1	Buses Fully Built, Buses Chassis	112	96	249	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	1	41	0	256	52	176
M3-B1	Buses Fully Built, Buses Chassis	0	3	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	537	379	351	185	97	192
M3-C1	Buses Fully Built, Buses Chassis	0	14	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	198	737	37	216	184	480
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	0	0	179	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	0	8	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	0	404	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	1833	5563	1224	554	17	59
N3- A2	Tippers, Haulage	0	0	0	3544	268	1187
N3- A3	Tippers, Haulage	0	0	183	68	0	0
N3- B1(a)	Tippers, Haulage	2762	4506	2492	3286	445	1048
N3- B1(b)	Tippers, Haulage	5893	12807	4420	4946	77	495
N3- B1(c)	Tippers, Haulage	0	0	1301	1997	5	37
N3- B1(d)	Tippers, Haulage	0	0	47	1699	0	0

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL - SEPT 2020	JUL - SEPT 2021	JUL - SEPT 2020	JUL - SEPT 2021	JUL - SEPT 2020	JUL - SEPT 2021
N3- B1(e)	Tippers, Haulage	0	0	0	3805	6	30
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	1	52	500	0	0
N3- B2(c)	Tractors with suitable Trailers	194	613	326	343	14	179
N3- B2(d)	Tractors with suitable Trailers	399	3915	316	3221	3	16

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.